REEDSMITH                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                Reed Smith LLP
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Robert M. Smith                                                                                                                                                                                                                                                                                      Suite 2000
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Email: rsmith@reedsmith.com                                                                                                                                                                                                                                                           415.543.8700
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February 2, 2006

Securities and Exchange Commission 100 F Street, N.E. Washington DC, 20549

Re:	Bodisen Biotech, Inc. Registration Statement on Form SB-2 File No. 333-127403

Ladies and Gentlemen:

On behalf of our client, Bodisen Biotech, Inc. (the “Company”), we enclose Amendment No. 2 to the Registration Statement on Form SB-2 of the Company relating to the offering of its common stock. Please note that this Amendment No. 2 merely increases the maximum value of the shares registered soley to account for currency exchange rate fluctuations and corrects certain typographical errors in Amendment No.1 caused by typesetting conversion software, but makes no substantive revisions whatsoever to Amendment No. 1. We  have included a further consent from the Company’s auditors.

Under separate cover, the Company previously filed an acceleration request, pursuant to which it is requesting that the Registration Statement, as amended hereby, be declared effective at 5:00 p.m. on Thursday, February 2, 2006, or as soon thereafter as is practicable. The Company would appreciate the Staff’s assistance in accommodating that request.

Please do not hesitate to contact me if you have any questions or comments.

Very truly yours,

By:	/s/ Robert M. Smith
Robert M. Smith